Exhibit 99.1

Focus Media Announces Shareholder Resolutions Adopted at
2012 Annual General Meeting

SHANGHAI, China, December 10, 2012 – Focus Media Holding Limited (Nasdaq: FMCN) today announced the shareholder resolutions adopted at its annual general meeting of shareholders held in Shanghai on December 10, 2012.

Focus Media shareholders adopted the following resolutions proposed by the Company:

1.	to approve the re-election of Mr. Daqing Qi to serve on the board of directors for a further three year term or until such director’s successor is elected and duly qualified;

2.	to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011;

3.	to approve the 2013 Employee Share Option Plan and the authorization of officers to allot, issue or deliver shares pursuant to the 2013 Employee Share Option Plan; and

4.	to ratify the appointment of Deloitte Touche Tohmatsu (the relevant office of which shall be decided at the discretion of the board of directors) as independent auditors of the Company for the fiscal year ending December 31, 2012.

For more detailed information regarding these resolutions, please review the 2012 Annual General Meeting Notice posted at http://ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

CONTACT: Investor and Media contact: Jing Lu, +86-21-2216-4155, ir@focusmedia.cn